October 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1997, and 1996, total revenues increased 6.3% from $470,810 to $500,523 and total expenses increased 3.6% from $337,511 to $349,716. As a result, net income increased 13.1% from $133,299 for the three month period ended September 30, 1996, to $150,807 for the same period in 1997. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $9,000 (3.0%) as a result of increases in yellow pages advertising costs, maintenance and repair and property mangagement fees. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses remained relatively constant. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.6% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the nine month periods ended September 30, 1997, and 1996, total revenues increased 3.6% from $1,411,981 to $1,462,813 and total expenses increased 5.7% from $1,050,100 to $1,109,904. As a result, net income decreased 2.5% from $361,881 for the nine months ended September 30, 1996, to $352,909 for the same period in 1997. Rental revenue increased as a result of higher occupancy and unit rental rates during the nine months of the period. Operating expenses increased approximately $51,800 (5.6%) primarily due to the same reasons as discussed above. General and administrative expenses increased approximately $8,000 (6.0%) primarily as a result of Colorado State Taxes, which were levied for the first time.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President